Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aeterna Zentaris Inc. (the “Company”)

c/o Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario

M5L 1B9

Item 2 Date of Material Change

February 19, 2020 and February 21, 2020.

Item 3 News Release

On February 19, 2020 and February 21, 2020, the Company issued news releases indicating the material change, which were disseminated on the GlobeNewswire news service.

Item 4 Summary of Material Change

On February 19, 2020, the Company announced that it had entered into a securities purchase agreement with institutional investors in the United States to purchase approximately US$4.5 Million of its common shares in a registered direct offering and warrants to purchase common shares in a concurrent private placement (the “Offering”).

On February 21, 2020, the Company announced that it had completed the Offering generating gross proceeds of approximately US$4.5 Million.

Item 5.1 Full Description of Material Change

On February 19, 2020, the Company announced that it had entered into a securities purchase agreement with institutional investors in the United States to purchase approximately US$4.5 Million of its common shares in the Offering at a purchase price of US$1.29375 per common share.

Under the terms of the securities purchase agreement, the Company sold 3,478,261 common shares. In a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 2,608,696 common shares. The warrants will be exercisable immediately from the date of issuance, will have an exercise price of US$1.20 per share and will expire five and one-half years following the date of issuance.

H.C. Wainwright & Co. (the “Placement Agent”) acted as sole placement agent in connection with the Offering. The Placement Agent received warrants to purchase 243,478 shares of common shares, exercisable at a price of US$1.61719 per warrant share (the “Wainwright Warrants”). The Wainwright Warrants had substantially the same terms as the warrants issued to investors, except that the Wainwright Warrants have an exercise price equal to US$1.61719 and expire February 19, 2025.

The common shares described above were offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-232935) previously filed and declared effective by the Securities and Exchange Commission. The warrants issued in the concurrent private placement and shares issuable upon exercise of such warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities law.

On February 22, 2020, the Company announced that it had completed the Offering, generating gross proceeds of approximately US$4.5 Million before deducting placement agent’s fees and expenses.

In approving the Offering and listing the common shares issued and issuable thereunder, the Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual available to “Eligible Interlisted Issuers”, since the Company’s common shares are also listed on the NASDAQ Capital Market and had less than 25% of the overall trading volume of its listed securities occurring on all Canadian marketplaces in the twelve months immediately preceding the date on which application was made to TSX to approve the Offering.

Based on the Company’s anticipated financial results as at December 31, 2019 the Company does not believe that it is in compliance with the continued listing standards of NASDAQ. There is no assurance that they will obtain and then maintain compliance and therefore there can be no assurance that the Company’s common shares will remain listed on the NASDAQ or the TSX. If the Company fails to meet any of the NASDAQ’s or the TSX’s continued listing requirements, its common shares may be delisted.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Further information regarding the matters described in this report may be obtained from Leslie Auld, Chief Financial Officer, at 843-900-3201 or IR@AEZSinc.com.

Item 9 Date of Report

February 21, 2020